FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 08, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                SIGNET GROUP plc

      ANNOUNCEMENT OF RESULTS OF THE ANNUAL GENERAL MEETING OF THE COMPANY

Signet Group plc shareholders today approved all resolutions put to the annual general meeting in London. The results are set out below.

 RESULTS OF ANNUAL GENERAL MEETING

                     RESOLUTION                             FOR             AGAINST        VOTE WITHHELD

1. To receive the Report and Accounts for the year     1,274,594,363       1,910,144         1,120,359
ended 3 February 2007.

2. To approve the Directors' Remuneration Report for   1,092,631,296      181,532,380        3,461,189
the year ended 3 February 2007.

3. To declare a final dividend on the Ordinary         1,277,228,823         21,694            374,349
shares.

4. To re-elect as a Brook Land as a Director.          1,209,264,043       9,953,106        58,407,716

5. To re-elect Robert Blanchard as a Director.         1,259,484,898       17,789,649          350,319

6. To re-elect Walker Boyd as a Director.              1,272,021,616       3,448,086         2,155,164

7. To re-elect Dale Hilpert as a Director.             1,275,170,932       2,105,190           348,744

8. To re-appoint KPMG Audit Plc as auditors of the     1,275,229,654       2,086,535           308,677
Company and to authorise the directors to determine
their remuneration.

9. That the directors are generally and
unconditionally authorised pursuant to section 80 of
the Companies Act 1985 to exercise all powers of the
Company to allot relevant securities (as defined in
that section) up to an aggregate nominal amount of
$5,110,376 provided that: (i) this authority shall
expire at the conclusion of the next annual general
meeting of the Company or on 6 September 2008
whichever is the earlier date; (ii) before the
expiry of such authority the Company shall be
entitled to make any offer or agreement which would
or might require relevant securities to be allotted
after such expiry and, notwithstanding such expiry,
the directors may allot relevant securities pursuant
to any such offer or agreement as if such authority
had not expired; and (iii) all unexercised
authorities vested in the directors immediately
prior to the passing of this resolution to allot
relevant securities be and are hereby revoked.         1,273,138,937         4,011,042        474,887

10. That, subject to the passing of resolution 9
above, the directors are empowered pursuant to section
95 of the Companies Act 1985 to allot equity
securities (as defined in section 94 of that Act)
for cash pursuant to the general authority conferred
on them by resolution 9 or by way of a sale of
treasury shares as if section 89(1) of that Act did
not apply to any such allotment, provided that this
power is limited to:
(a) the allotment of equity securities in connection
with a rights issue, open offer or other pre-emptive
offer, in favour of shareholders (excluding
shareholders holding treasury shares) open for
acceptance for a period determined by the directors,
to the holders of ordinary shares on the register
on any fixed record date as the directors may
determine in proportion (as nearly as may be) to
their holdings of ordinary shares (and, if applicable,
to the holders of any other class of equity security
in accordance with the rights attached to such class),
subject to such exclusions or other arrangements as
the directors may deem necessary or expedient to deal
with treasury shares or in relation to
(i) fractions of such securities, (ii) the issue,
transfer and/or holding of any securities in
certificated form or in uncertificated form,
(iii) the use of one or more currencies for making
payments in respect of such an offer, (iv) any such
shares or other securities being represented by
depositary receipts, or (v) any local or practical
problems however arising under the laws
of, or the requirements of any regulatory body or
any stock exchange in, any territory; and
(b) the allotment (other than pursuant to paragraph
(a)above) to any person or persons of equity securities
for cash up to an aggregate nominal amount of $766,556;
and shall expire unless previously renewed, varied
or revoked by the Company in general meeting at
such time as the general authority conferred on the
directors by resolution 9 expires save that, before
the expiry of this power, the Company may make
any offer or agreement which would or might require
equity securities to be allotted after such expiry
and, notwithstanding such expiry, the directors may
allot equity securities in pursuance of any such
offer or agreement as if the power conferred had
not expired.                                         1,276,143,062           823,380        658,424

11. That the Company is generally and
unconditionally authorised pursuant to section
166 of the Companies Act 1985 to make market
purchases (as defined in section 163(3) of that
Act) of ordinary shares of 0.9 US cents each of
the Company, provided that:
(a) the maximum number of such shares that may be
acquired under this authority is 170,345,896; and
(b) the minimum price which may be paid for such a
share is 0.9 US cents (exclusive of expenses); and
(c) the maximum price (exclusive of expenses) which
may be paid for such a share is an amount equal to
105% of the average of the middle market quotations
for an ordinary share, as derived from the London
Stock Exchange Daily Official List for the five
business days immediately preceding the date on
which the share is contracted to be purchased; and
(d) this authority shall expire at the conclusion of
the next annual general meeting of the Company or on
6 September 2008 whichever is the earlier date; and
(e) the Company may complete or conclude, in whole
or in part, a purchase of shares after the expiry
of this authority pursuant to a contract entered
into before such expiry.                               1,277,042,289            232,811       349,766

12. That the Company shall adopt new Articles of
Association as set out in the form produced to the
meeting and initialled by the Chairman for the
purposes of identification in substitution for and
to the exclusion of all existing Articles of
Association of the Company.                            1,275,465,992            330,315      1,828,559

Enquires:

Mark A Jenkins - Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   June 08, 2007